

May 13, 2011

<u>Via Facsimile</u>
Mr. Dror Svorai
President and CEO
Onteco Corporation
19495 Biscayne Blvd
Suite 411
Aventura, FL 33180

> **Re: Onteco Corporation**
> **Form 10-K/A for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 16, 2011**
> **File No. 000-53104**

Dear Mr. Svorai:

We issued comments to you on the above captioned filing(s) on March 28, 2011. As of the date of this letter, these comments remain outstanding and unresolved. Although you have amended the above-mentioned Form 10-K in response to some of our comments, other comments remain outstanding. We expect you to contact us by May 27, 2011 to provide a substantive response to the remaining outstanding comments through the agency's EDGAR system or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by May 27, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions.

Sincerely,

/s/ Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services